SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5) (1)


                         BONNEVILLE PACIFIC CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    098904204
                                 (CUSIP Number)

                                C. Derek Anderson
                         Plantagenet Capital Fund, L.P.
                          220 Sansome Street, Suite 460
                         San Francisco, California 94104
                                 (415) 433-6536
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                NOVEMBER 2, 1998
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 19 Pages

-----------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Plantagenet Capital Fund, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      242,825
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      242,825
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         242,825
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 19 Pages

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Plantagenet Capital Fund II, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      205,161 [See Preliminary Note]
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      205,161 [See Preliminary Note]
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         205,161 [See Preliminary Note]
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8 % [See Preliminary Note]
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 19 Pages

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Plantagenet Capital Partners, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      447,986 [See Preliminary Note]
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      447,986 [See Preliminary Note]
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         447,986 [See Preliminary Note]
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2 % [See Preliminary Note]
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 19 Pages

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Plantagenet Capital Management LLC
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      447,986 [See Preliminary Note]
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      447,986 [See Preliminary Note]
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         447,986 [See Preliminary Note]
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2 % [See Preliminary Note]
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 19 Pages

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Anderson Capital Management, Inc.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      28,750
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      28,750
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         28,750
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IA, CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 19 Pages

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         John J. Zappettini
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      447,986 [See Preliminary Note]
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      447,986 [See Preliminary Note]
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         447,986 [See Preliminary Note]
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2 % [See Preliminary Note]
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 19 Pages

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Patricia Love Anderson
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            375
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      28,750
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          375
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      28,750
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,125
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 19 Pages

                                       13D
===============================
CUSIP No. 098904204
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         C. Derek Anderson
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            61,250
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      476,736 [See Preliminary Note]
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          61,250
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      476,736 [See Preliminary Note]
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         537,986 [See Preliminary Note]
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5 % [See Preliminary Note]
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 19 Pages

      This Amendment No. 5 to Schedule 13D amends the Schedule 13D initially filed on October 14, 1997 (collectively, with all amendments thereto, the "Schedule 13D"). The Schedule 13D is being filed to reflect certain changes in the Reporting Persons' Share beneficial ownership which are a result as the effectiveness, as of November 2, 1998 (the "Effective Date"), of the Trustee's Plan of Reorganization for the Company. On or shortly thereafter the Effective Date and pursuant to the Plan, the 9,476,344 Shares held by the Trustee were canceled and approximately 17,280,000 new Shares (the "Plan Shares") were issued by the Company and distributed among certain of its creditors, including Plantagenet II. On November 3, 1998, and pursuant to the Plan, the Company effected a reverse split of all issued Shares (including the Plan Shares) on a 1-for-4 basis. Other than the receipt of 268,144 (or 67,036 on a post-reverse split basis) Plan Shares by Plantagenet II, there have been no acquisitions or dispositions of Shares by any of the Reporting Persons since the filing of the prior Schedule 13D.

      Preliminary Note: One of the Reporting Persons, Plantagenet II, believes it should have received an additional 1,533 Shares (on a post-reverse split basis) as part of the Plan Shares issued by the Trustee on or shortly after the Effective Date with respect to certain Class 9 Equity Claims held by Plantagenet
II. Plantagenet II has requested such Shares from the Trustee. If such additional Shares were to be received, the reported beneficial ownership of Plantagenet II, PCP, PCMLLC, Zappettini and Anderson would increase by approximately 0.02%.

Item 3. Source and Amount of Funds and Other Consideration.

      Item 3 of the Schedule 13D is amended and supplemented as follows:

      As previously reported in the Schedule 13D, on July 31, 1998, Plantagenet II entered into a Claims Purchase Agreement with Kia Factors LLC ("Kia") pursuant to which Plantagenet II purchased certain Class 5 and 6 Debenture Claims and Class 9 Equity Claims (the "Kia Claims"), as such classes of claims are defined in the Plan. The net investment cost paid by Plantagenet II to

                               Page 10 of 19 Pages

Kia for the Kia Claims was $590,286. Pursuant to the Plan, on the Effective Date the Kia Claims were converted into 268,144 Shares (or 67,036 Shares post-reverse split). (1)

      The consideration for such acquisitions was obtained from working capital contributed by the limited partners of the partnership.

Item 4.  Purpose of the Transaction.

      Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

      The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by Plantagenet, Plantagenet II, the accounts managed by ACM, P. Anderson and Anderson were made in the ordinary course of business and were not made for the purpose of any Reporting Person acquiring control of the Company. Although no Reporting Person has any specific plan or proposal to acquire (other than as set forth in the Preliminary Note above) or dispose of
Shares, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

      Also, the Reporting Persons have engaged in and may continue to engage in communications with one or more shareholders of the Company, one or more creditors of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, the Trustee and/or Indeck regarding the Company, including but not limited to the Company's operations, or the bankruptcy proceedings.

      As stated in the prior Schedule 13D and pursuant to the Stipulation with the Trustee described therein, the Reporting Persons designated Mr. Harold H. Robinson III, a member of an

-----------
      2 If Plantagenet II receives any or all of the requested 1,533 Shares mentioned in the Preliminary Note above, such figures should be increased accordingly.

                               Page 11 of 19 Pages
advisory board to PCP since 1996, as the remaining person selected by the Trustee to be a member of the reorganized Company's Board of Directors. Mr. Robinson became a member of the Company's Board of Directors on the Effective Date.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

      A. Plantagenet Capital Fund, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 7,210,661 Shares outstanding as of November 9, 1998, as reported by the Company.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      B. Plantagenet Capital Fund II, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet II is incorporated herein by reference.

                               Page 12 of 19 Pages

            (c)   All  transactions  in the Shares since the filing of the prior
                  Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such Shares were acquired as a result of the November 2, 1998, conversion of the Reporting Person's Class 5, 6 and 9 Claims (previously defined as the Kia Claims) into equity pursuant to the consummation of the Plan. See Item 3 for further information regarding the Kia Claims.

            (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      C. Plantagenet Capital Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      D. Plantagenet Capital Management LLC

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

                               Page 13 of 18 Pages

      E. Anderson Capital Management, Inc.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ACM is incorporated herein by reference.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      F. John J. Zappettini

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      G. Patricia Love Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for P. Anderson is incorporated herein by reference.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

                               Page 14 of 19 Pages

      H. C. Derek Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Anderson is incorporated herein by reference.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      The Shares reported hereby for Plantagenet are owned directly by it. The Shares reported hereby for Plantagenet II are owned directly by it. Both PCP, as the general partner of each of Plantagenet and Plantagenet II, and PCMLLC, as the sole general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the Shares held by Plantagenet, Plantagenet II, and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any

                               Page 15 of 19 Pages

Shares other than the 375 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 61,250 Shares held directly by him.

                               Page 16 of 19 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1998

                              PLANTAGENET CAPITAL FUND, L.P.

                              By:   PLANTAGENET CAPITAL PARTNERS, L.P.,
                                    its General Partner

                              By:   PLANTAGENET CAPITAL MANAGEMENT LLC,
                                    its General Partner


                              By:   /s/ C. Derek Anderson
                                    ____________________________________
                                    Name:  C. Derek Anderson
                                    Title:  Senior Managing Partner


                              PLANTAGENET CAPITAL FUND II, L.P.

                              By:   PLANTAGENET CAPITAL PARTNERS, L.P.,
                                    its General Partner

                              By:   PLANTAGENET CAPITAL MANAGEMENT LLC,
                                    its General Partner


                              By:   /s/ C. Derek Anderson
                                    ____________________________________
                                    Name:  C. Derek Anderson
                                    Title:  Senior Managing Partner


                              PLANTAGENET CAPITAL PARTNERS, L.P.

                              By:   PLANTAGENET CAPITAL MANAGEMENT LLC,
                                    its General Partner


                              By:   /s/ C. Derek Anderson
                                    ____________________________________
                                    Name:  C. Derek Anderson
                                    Title:  Senior Managing Partner

[Signatures continued to next page]

                               Page 17 of 19 Pages

[Signatures continued from prior page]


                              PLANTAGENET CAPITAL MANAGEMENT LLC



                              By:   /s/ C. Derek Anderson
                                    ____________________________________
                                    Name:  C. Derek Anderson
                                    Title:  Senior Managing Partner



                              ANDERSON CAPITAL MANAGEMENT, INC.



                              By:   /s/ Patricia Love Anderson
                                    ____________________________________
                                    Name:  Patricia Love Anderson
                                    Title:  President


                              /s/ Patricia Love Anderson
                              ---------------------------------------
                              Patricia Love Anderson


                              /s/ John J. Zappettini
                              ---------------------------------------
                              John J. Zappettini


                              /s/ C. Derek Anderson
                              ----------------------------------------
                              C. Derek Anderson

                               Page 18 of 19 Pages

                                   SCHEDULE B

                        PLANTAGENET CAPITAL FUND II, L.P.



                                 NO. OF SHARES             PRICE
       TRADE DATE                  ACQUIRED              PER SHARE
                                                  (including commission)


         11/2/98                    268,144 (3)             N/A (4)

-----------
      3 Equal to 67,036 Shares on a post 1-for-4 reverse stock split basis.

      4 All of such Shares were acquired as a result of the November 2, 1998, conversion of the Reporting Person's Class 5, 6 and 9 Claims (previously defined as the Kia Claims) into equity pursuant to the consummation of the Plan. For information regarding the purchase price of the Kia Claims, please see Item 3.

                              Page 19 of 19 Pages